February 4, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Michael A. Richardson
President and Chief Executive Officer
American Consumers, Inc.
55 Hannah Way
Rossville, GA 30741

Re:	American Consumers, Inc.
      Form 10-K for the fiscal year ended May 29, 2004
	Filed August 26, 2004
	File No.  0-05815
	Forms 10-Q for the periods ended August 28, 2004 and November
27, 2004

Dear Mr. Richardson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED MAY 29, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.


Exhibit 13

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 5

2. Please revise this section to ensure you discuss your results of operations for each period for which financial statements are presented. For example, you currently only discuss the changes in net income/loss and net sales between fiscal years 2003 and 2004.
You
should also discuss significant changes in these and other line items between fiscal years 2002 and 2003.

3. Please revise your income tax discussion to discuss significant changes in your deferred tax valuation allowance. In this regard, we note that in fiscal years 2003 and 2004, your net deferred taxes are
fully valued.   Please discuss what this means in terms of your
expectations of future book and taxable income.

4. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, where you provide a list of the contributing factors to your increase in general and administrative expenses when comparing fiscal year 2004 to fiscal year 2003, quantification of individual impacts should be provided. See Item 303(A) of Regulation S-K and Financial Reporting Codification 501.04.

5. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that sales increased in fiscal year 2004 due to the opening of a new store, partially offset by a decrease in same store sales. You should elaborate to explain why same stores sales are decreasing. Additionally, you should indicate whether you expect same store sales to continue to decline in future periods. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 6

6. Please revise to discuss material changes between periods in your cash flows from operating, investing, and financing activities. In this regard, based on reviewing your statements of cash flows, we note that cash flows from operating activities decreased significantly between 2003 and 2004, largely due to increased inventories. We believe this type of activity that significantly impacts your cash flows should be discussed and explained.

Material Commitments, page 7

7. We note your disclosure that capital expenditures are not expected to exceed $200,000 for the 2005 fiscal year. Please elaborate on your disclosure to describe the nature and general purpose of the expected capital expenditures and the anticipated source of funds for these expenditures. Refer to Item 303(A)(2) of Regulation S-K.

Financial Statements

Statements of Changes in Stockholders` Equity, page 14

8. Please include a column that reconciles the changes in the number of shares of common stock issued between years. See paragraph 10 of
APB 12.

Notes to Financial Statements

General

9. Please disclose the nature of the amounts included in other
(non-
operating) income. Your tabular disclosure on page 6 of MD&A is not sufficient in this regard to the extent the "other" line item in the table represents over 70% of total other income. Show us supplementally how the revised disclosure will read.

Note 1. Nature of Business and Summary of Significant Accounting
Policies

General

10. Please disclose your accounting policy for consideration received from vendors in connection with the purchase or promotion of the vendors` products, such as rebates, slotting fees and co-operative advertising fees. Disclose the statements of operations line item in which each of these types of payments is included. With the exception of rebates, please also disclose the amounts of these payments included in each line item for each period presented. Based on your disclosures on page 6 of MD&A, it appears that certain "vendor compensation" may be included in other (non-operating) income. Please ensure we understand your basis in GAAP for this classification. Refer to EITF 02-16.

11. Based on your disclosures under Item 1.Business, it appears you provide a number of incentives to your retail customers including cash discounts and coupon matching. Please disclose your accounting policy for each of these types of arrangements, including the statements of operations line item that each type of arrangement is included in. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9.

12. In future filings please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the operating, general and administrative expenses line item. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. If you currently exclude a portion of these costs from cost of goods sold, please also disclose the line item that these excluded costs are included in and the amounts included in each line item for each period presented. Also disclose in MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of goods sold and others exclude a portion of them from gross margin, including them instead in a line item such as operating, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Cash and cash equivalents, page 16

13. Please revise your disclosure to indicate why certificates of deposit (CDs) are not considered cash and cash equivalents for purposes of reporting cash flows. Also disclose whether your CDs have any unusual withdrawal restrictions. Additionally, please tell us supplementally why, in your August 28, 2004 Form 10-Q, CDs are considered cash and cash equivalents for purposes of reporting cash flows, but yet again in your November 27, 2004 Form 10-Q, CDs are not
considered cash and cash equivalents.   Please be advised that
your
classification of CDs should be consistent from period to period. Any change in your policy for determining which items are treated as cash equivalents is a change in accounting principle that should be justified and disclosed. If CDs were inadvertently classified as cash equivalents in your August 28, 2004 Form 10-Q, please advise.

Recent accounting pronouncements, page 17

14. Please disclose the anticipated impact, if any, of your adoption of EITF 03-10. Based on your disclosures under Item 1.Business, it appears this EITF may be applicable since you accept manufacturer coupons from your customers. Show us supplementally how the requested disclosure will read.

Note 4.  Lease Commitments, page 19

15. You state that noncancelable operating leases expire at various dates through April 2008. This date does not appear consistent with the table of minimum rentals due. Please either revise in future filings or otherwise advise.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 824-5549. In his absence, direct your questions to Robyn Manuel at (202) 942-7786.
Any other questions may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief




??

??

??

??

Michael A. Richardson
President and Chief Executive Officer
American Consumers, Inc.
February 4, 2005
Page 1